UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

301 E. Pine St.

Suite: 850

Orlando, Fl 32801

(Address, including zip code of principal executive office)

407-486-9234

(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2020 to June 30, 2020. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a holding company with operating subsidiaries in the areas of commercial lending, real estate and real estate services, management and marketing. We provide secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. Legion operates as a single segment business in multiple industries.

Our operating subsidiaries are:

●	Legion Lending Group, LLC. Legion Lending Group, through several single purpose entities, is a small business finance company that provides direct financing for small business and real estate developers and entrepreneur.

●	Legion Property Holdings, LLC (formerly Legion Development Group). Legion Property Holdings, LLC, through several single purpose entities, is a company that owns and holds interests in real estate and real estate developments. We partner with developers and builders to develop and build both commercial and residential real estate.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

During the next 12 months we plan to use our current cash, as well as additional capital procured through our capital sources, to grow our current lending, real estate services and development businesses both organically and through acquisition, to expand our business services such as title, marketing and management and for working capital.

Results of Operations

The following table summarizes our gross revenue, operating expenses, and net loss for the six months ended June 30, 2020 and June 30, 2019.

The table below sets forth line items from the Company’s unaudited consolidated Statements of Operations.

	For the Six Months Ended
	June 30, 2020	June 30, 2019
Revenue
Interest income	$701,786	$422,539
Participation fees	489,500	38,400
Origination fees	109,171	438,520
Other	11,760	96,515
	1,312,217	995,974

Expenses:
Selling expenses	(17,168)	(66,666)
Bad debt expense	(10,944)	-
General and administrative expenses	(795,478)	(1,467,038)
	(823,590)	(1,533,704)

Operating income (loss)	488,627	(537,730)

Other income (expense)
Interest expense	(672,606)	(592,530)

Net loss from continuing operations	(183,979)	(1,130,260)

Net loss from discontinued operations	-	(118,026)

Net loss	(183,979)	(1,248,286)

Less: Dividends on preferred membership units of subsidiary	(394,427)	(396,945)

Net Loss - common shareholders	$(578,406)	$(1,645,231)

Six Months Ended June 30, 2020 compared with Six Months Ended June 30, 2019

Gross revenue: For the six-month period ended June 30, 2020, gross revenue was $1,312,217, compared to $995,974 for the six-month period ended June 30, 2019, an increase of $316,243. This increase was primarily due to increase in interest income and participation fees offset by decrease in origination fees to $701,786, $489,500 and $109,171, respectively, for the six months ended June 30, 2020 from $422,539, $38,400 and $438,520, respectively, for the six months ended June 30, 2019.

General and administrative: The consolidated general and administrative expenses decreased by $671,560 or 45% to $795,478 for the six months ended June 30, 2020 from $1,467,038 for the six months ended June 30, 2019. This decrease was largely due to decreases in payroll and third-party professional services costs to $339,000 and $131,000, respectively, for the six months ended June 30, 2020 from $489,000 and $491,000, respectively, for the six months ended June 30, 2019.

Interest expense: The consolidated interest expense increased by $80,076 or 14% to $672,606 for the six months ended June 30, 2020 from $592,530 for the six months ended June 30, 2019. The increase is primarily due to the increase in the Company’s long-term debt.

Net income (loss): Net loss decreased by $1,064,307, or 85%, to a net loss of $183,979 for the six months ended June 30, 2020 from a net loss of $1,248,286 for the six months ended June 30, 2019. The decrease in net loss was primarily due to the Company streamlining its operations to focus on its lending and related services business.

Liquidity and Capital Resources

As of June 30, 2020, we had a cash balance of $660,259. During the six months ended June 30, 2020, we used approximately $645,528 in cash for operating activities, we had no change of cash from investing activities, and were provided with approximately $554,975 through financing activities.

Our primary uses of cash were for expanding our lending business by making new and increased loans, marketing and working capital. The main source of cash was from private debt issuance. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	Continued expansion of our lending business by loaning out our capital on short and long-term illiquid transactions,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as we expand operations,

●	An increase in working capital requirements,

●	The cost of being a public reporting company and the continued increase in costs due to governmental compliance activities.

We expect to finance our operations primarily through our existing cash, our operational revenues and any future financing. We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operational cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from banks or other lenders, and additional debt and/or equity offerings. However, there is no assurance we will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Item 2. Other Information

None.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30, 2020	December 31, 2019
	(unaudited)
Assets
Current assets:
Cash	$660,259	$750,812
Other receivables	487,540	625,432
Business loans receivable, net	15,382,026	13,070,463
Prepaid expenses and other current assets	16,237	18,957

Total current assets	16,546,062	14,465,664

Property and equipment, net	10,104	11,929
Deferred offering costs	292,695	85,000
Investments	1,549,999	1,549,999
Assets held for sale	370,113	370,113
Business loans receivable, net	2,553,379	4,285,810

Total assets	$21,322,352	$20,768,515

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expense	$563,988	$588,842
Notes payable	8,609,147	7,173,704

Total current liabilities	9,173,135	7,762,546

Notes payable, less current portion	9,178,654	9,482,690

Total liabilities	18,351,789	17,245,236

Shareholders’ equity
Preferred stock, $1,000 par value, 20,000 shares authorized and 45 and 0 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	45,000	-
Common stock, no par value, 100,000 shares authorized and 16,395,437 and 16,413,548 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	7,556,392	7,575,702
Deferred stock compensation	(314,188)	(314,188)
Additional paid in capital	983,188	983,188
Deficit	(11,873,612)	(11,295,206)

Legion Capital Corporation equity	(3,603,220)	(3,050,504)

Non-controlling interest - preferred stock of subsidiary	6,573,783	6,573,783

Total shareholders’ equity	2,970,563	3,523,279

Total liabilities and shareholders’ equity	$21,322,352	$20,768,515

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

(unaudited)

	For the Six Months Ended
	June 30, 2020	June 30, 2019
Revenue
Interest income	$701,786	$422,539
Participation fees	489,500	38,400
Origination fees	109,171	438,520
Other	11,760	96,515
	1,312,217	995,974

Expenses:
Selling expenses	(17,168)	(66,666)
Bad debt expense	(10,944)	-
General and administrative expense	(795,478)	(1,467,038)
	(823,590)	(1,533,704)

Operating income (loss)	488,627	(537,730)

Other income (expense)
Interest expense	(672,606)	(592,530)

Net loss from continuing operations	(183,979)	(1,130,260)

Net loss from discontinued operations	-	(118,026)

Net loss	(183,979)	(1,248,286)

Less: Dividends on preferred membership units of subsidiary	(394,427)	(396,945)

Net Loss - common shareholders	$(578,406)	$(1,645,231)

Net loss per common share – continuing operations, basic and diluted	(0.04)	(0.09)
Net loss per common share – discontinued operations, basic and diluted	-	(0.01)
Net loss per common share - basic and diluted	$(0.04)	$(0.10)

Weighted average shares outstanding - basic and diluted	16,402,159	16,440,888

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(unaudited)

	$1,000 par value Preferred Stock		No par value Common Stock		Deferred Stock	Additional Paid-in		Non- controlling interest- preferred stock issued by
	Shares	Amount	Shares	Amount	Compensation	Capital	Deficit	subsidiary	Total
December 31, 2019	0	$0	16,413,548	$7,575,702	$(314,188)	$983,188	$(11,295,206)	$6,573,783	$3,523,279

Shares repurchased for cash (preferred stock)	45	45,000			-	-	-	-	45,000

Shares issued for cash (preferred stock)			(18,111)	(19,310)					(19,310)

Preferred membership units of subsidiary redeemed for cash	-	-			-	-	-	-	-

Preferred membership units of subsidiary	-	-			-	-	-	(394,427)	(394,427)

Net loss	-	-			-	-	(578,406)	394,427	(183,979)

June 30, 2020	45	$45,000	16,395,437	$7,556,392	$(314,188)	$983,188	$(11,873,612)	$6,573,783	$2,970,563

						Non-
						controlling
						interest-
						preferred
	No par value Common Stock		Deferred Stock	Additional Paid-in		stock issued by
	Shares	Amount	Compensation	Capital	Deficit	subsidiary	Total

December 31, 2018	16,451,268	$7,652,294	$(314,188)	$983,188	$(8,811,022)	$6,708,783	$6,219,055

Shares redeemed for cash (and retired)	(19,000)	(23,750)	-	-	-	-	(23,750)

Preferred membership units of subsidiary redeemed for cash	-	-	-	-	-	(135,000)	(135,000)

Preferred membership units of subsidiary	-	-	-	-	-	(396,945)	(396,945)

Net loss	-	-	-	-	(1,645,231)	396,945	(1,248,286)

June 30, 2019	16,432,268	$7,628,544	$(314,188)	$983,188	$(10,456,253)	$6,573,783	$4,415,074

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Six months ended June 30,
	2020	2019
Operating activities:
Net income (loss)	$(183,979)	$(1,248,286)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,825	2,939
Change in operating assets and liabilities:
Other receivables	137,892	(122,087)
Issuance of business loans	(2,081,018)	(3,279,991)
Repayments of business loans	1,501,886	1,344,195
Prepaid expenses and other current assets	2,720	(581,951)
Accounts payable and accrued expenses	(24,854)	6,053
Discontinued operations	-	320,619

Net cash from operating activities	(645,528)	(3,558,509)

Investing activities:
Discontinued operations	-	11,203

Net cash from investing activities	-	11,203

Financing activities:
Proceeds from notes payable	2,141,407	5,313,995
Payments on notes payable	(1,010,000)	(981,833)
Proceeds issuance of preferred stock	45,000	-
Repurchase of common stock	(19,310)	(23,750)
Repurchase of preferred stock of subsidiary		(135,000)
Deferred offering costs	(207,695)	-
Preferred membership distributions - subsidiaries	(394,427)	(396,945)
Discontinued operations	-	(228,691)

Net cash from financing activities	554,975	3,547,776

Net increase (decrease) in cash	(90,553)	470

Cash-beginning	750,812	297,752

Cash-ending	$660,259	$298,222

Supplemental data:

Interest paid	$672,606	$592,530

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 1: BUSINESS

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a holding company with operating subsidiaries in the areas of commercial lending, real estate and real estate services, management and marketing. We provide secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. Legion operates as a single segment business in multiple industries.

Below is a list of our operating subsidiaries and activity:

●	Legion Lending Group, LLC. Legion Lending Group, through several single purpose entities, is a small business finance company that provides direct financing for small business and real estate developers and entrepreneurs.

●	Legion Property Holdings, LLC (formerly Legion Development Group, LLC). Legion Property Holdings, LLC, through several single purpose entities, is a company that owns and holds interests in real estate and real estate developments. We partner with developers and builders to develop and build both commercial and residential real estate.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	In January 2018, the Company formed Hilton Blockchain Systems, LLC for the purpose of providing certain educational programs related to digital currency. That business has been discontinued as of December 31, 2019.

●	In February 2018, the Company formed Legion Bellaviva, LLC for the purpose of financing a real estate development project in Central Florida. That business has been discontinued as of December 31, 2019.

●	In March 2018, the Company formed Legion Transportation Group, LLC to operate and manage an automotive dealership. That business has been sold and discontinued as of December 31, 2019.

●	In May 2018, the Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Legion Capital Corporation and its wholly-owned subsidiaries (collectively the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position presented have been reflected herein.

Principles of Consolidation

For the six months ended June 30, 2020, Legion Capital Corporation and its subsidiaries Legion Lending Group, LLC, Legion Lending III, LLC, Legion Property Holdings, LLC, Legion Funding, LLC, Legion L Select, LLC, Legion Commercial Finance, LLC, Legion Title, LLC, Legion Finance, LLC, Legion Ajay, LLC, Legion Lake Mary I, LLC and 730 Harris Street, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation

For the year ended December 31, 2019, the Company, Legion Capital Corporation and its subsidiaries Legion Lending Group, LLC, Legion Lending III, LLC, Legion Funding LLC, Legion Marketing, LLC, Legion Management Group, LLC, Legion L Select, LLC, Legion Title LLC, Legion Commercial Finance, LLC, Legion Ajay, LLC, Legion Lake Mary I, LLC and 730 South Harris Street, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation.

Reporting Segment

We are a holding company operating in one reportable segment, lending and related services within multiple industries. Every other aspect of our business is part of that core business.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of June 30, 2020, approximately $410,000 of cash was not covered by insurance.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Loans Receivable

In accordance with the guidance of ASC Topic 942, Financial Services - Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the consolidated financial statements at their outstanding principal balances, reduced by an allowance for loan losses. The allowance for loan losses was $759,360, as of June 30, 2020 and December 31, 2019, respectively.

The primary credit quality indicators are paired to changes in overall market/industry valuations as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing business loans receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are 1-2 years in duration. Business loans receivable are considered on non-accrual or past due status on an individual basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuations and ability to generate cash flow or repay debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimated allowance is recorded.

The Company reviews each loan and we update our market analysis, appraisals and other valuation information at the end of each accounting period and at the end of each accounting period the Company conducts a full review of all loans and their respective valuations internally.

The Company’s policy on our nonaccrual loans is as follows: (a) determine whether the principal balance of the loan will not be collectible; (b) if we deem the principal to be collectible (secured by collateral and/or guarantees), then the payment is first applied to late fees and other charges; (c) any amounts in excess of late fees and other charges are then applied to any interest that would be due and any remaining amount is applied to principal; (d) if the loan is deemed to not be collectible, then the payment is applied to principal.

Prior to entering into an agreement to modify any of our loans, we conduct a review and analysis of the current status of the loan and underlying collateral to determine whether such loan should be considered a troubled asset prior to modification. As we are primarily an asset-based lender, the main factor we analyze is the current value of the underlying collateral and whether we still consider the loan to be collectable, in accordance with its terms presently and as modified. As a lender, we consider a modification to be a troubled debt restructuring if a material portion of the original principal of the loan is forgiven.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation or amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

The Company accounts for its intangible assets in accordance with the authoritative guidance issued by the ASC Topic 350 - Goodwill and Other. Intangibles are valued at their fair market value and are amortized taking into account the character of the acquired intangible asset and the expected period of benefit. The Company evaluates intangible assets, at a minimum, on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated undiscounted future cash flows.

The cost of internally developing, maintaining and restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, are recognized as an expense when incurred.

An intangible asset with a definite useful life is amortized; an intangible asset with an indefinite useful life is not amortized until its useful life is determined to be no longer indefinite. The remaining useful lives of intangible assets not being amortized are evaluated at least annually to determine whether events and circumstances continue to support an indefinite useful life.

There were no indications of impairment based on management’s assessment of these assets at December 31, 2019 and 2018. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of the use of the assets or the strategy for our overall business, and significant negative industry or economic trends. If current economic conditions worsen causing decreased revenues and increased costs, we may have to recognize an impairment charge to our intangible assets.

Long-Lived Assets

The Company reviews long-lived assets (primarily comprised of property, equipment and leasehold improvement, and assets held for sale) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. As of June 30, 2020, and December 31, 2019, the Company did not recognize any impairment on its long-lived assets.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers – Topic 606, and all subsequent ASUs that modified ASC 606. The Company has elected to apply the standard to all prior periods presented utilizing the full retrospective approach. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented.

The main types of noninterest income within the scope of the standard includes origination fees and other service fees, which include all pre-loan fees charged to our clients or on our projects. Revenue from origination fees is recognized on a monthly basis over the term of the contract as the Company performs these services and has an unconditional right to the consideration.

The Company also has participation fees related to real estate development projects and are recognized at a defined point in time upon completion of the transaction, meeting contract milestones or at loan maturity, depending on the terms of the contract.

Fair Value of Financial Instruments

FASB ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 Stock Compensation (ASC 718). The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock compensation expense that may materially impact our financial statements for each respective reporting period.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 “Accounting for Income Taxes,” which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense has the sum of current income tax plus the change in deferred tax assets and liabilities.

Discontinued Operations

In December 2019, we discontinued our operation of Dorman -Willis Motors, Inc. and we no longer own any automotive dealerships. We made the decision to exit this business and focus in our core lending, real estate and related services business. In 2019, the discontinued operation had sales of $2,531,563, gross profit of $230,399, operating expenses of $397,689, other expense of $47,928, and a net loss of $166,662 attributed to the company. In 2018, the discontinued operation had sales of $2,936,804, gross profit of $469,642, operating expenses of $712,219, other income of $8,439, and a net loss of $234,138.

Reclassifications

We have reclassified certain prior period amounts in the consolidated financial statements to conform to current period presentation.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board has issued the following Accounting Standard Update (“ASU”) 2014-09 Revenue From Contracts with Customers, ASU No. 2016-01, Financial Instruments, ASU 2016-02, Leases, ASU 2016-13, Financial Instruments - Credit Losses, ASU No. 2016-15, Statement of Cash Flows.

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825- 10), Recognition and Measurement of Financial Assets and Financial Liabilities. The provisions of the update require equity investments to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment. The update also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. It also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities, and eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet. ASU No. 2016-01 requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. It also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The update requires separate presentation of financial assets and financial liabilities by category and form on the balance sheet or the accompanying notes to the financial statements. In addition, the update clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this ASU did not have a material impact on the Company’s financial statements. The Company adopted ASU No. 2016-01 on the January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Conforming Amendments Related to Leases. This ASU amends the codification regarding leases in order to increase transparency and comparability. The ASU requires companies to recognize lease assets and liabilities on the balance sheet and disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term. For an emerging growth company, adoption is not required until fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, as recently voted and deferred by FASB. The Company is currently assessing the potential impact ASU 2016-02 will have on its consolidated financial statements. The Company does not expect adoption to have any material impact on its results from operations and financial condition.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. For an emerging growth company, the provisions of ASU 2016-13 and the related amendments are effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2022. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently planning for the implementation of this accounting standard. It is too early to assess the impact this guidance will have on the Company’s financial statements. The Company will adopt ASU No. 2016-13 on the December 31, 2021 financial statements and the interim periods during the year ending December 31, 2022.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify the proper classification for certain cash receipts and cash payments, including clarification on debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, among others. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements. The Company adopted ASU No. 2016-01 on January 1, 2019.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 3: LIQUIDITY AND GOING CONCERN

The Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company’s operations have been funded, in part, through debt financing. As of June 30, 2020, the Company had approximately $660,000 of unrestricted cash. The Company continues to obtain debt and equity financing as well as grow its portfolio of notes receivable and therefore believes that, as a result, it currently has sufficient cash, anticipated financing commitments and projected income to meet its operating and funding requirements over the next year. However, the Company has experienced and continues to experience negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company expects to seek to obtain additional funding through a bank credit facility, public or private offerings, or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future.

NOTE 4: BUSINESS LOANS RECEIVABLE

Business loans receivable of $19,291,035 are secured, along with annual interest at rates from 7.5% to 20%, with maturity dates through January 2022. The balance of the allowance for credit losses as of June 30, 2020 and December 31, 2019 was $759,360. The following table summarizes the maturity dates:

Business loans receivable due on or before June 30, 2021	$16,237,655
Business loans receivable due after June 30, 2021	3,053,380
Gross business loans receivable	19,291,035
Less deferred interest and origination fees	(596,270)
Less allowance for credit losses	(759,360)
$17,935,405

The following table presents (a) impaired loans with specific allowances and the amount of such allowances and (b) loans not impaired as of June 30, 2020:

	Investment Value	Specific Allowance

June 30, 2020
Notes receivable with specific allowances
– individually evaluated	$3,284,626	$759,360
Notes receivable without specific allowances
– individually evaluated	16,006,409	-
Total	19,291,035	$759,360

The following table presents our credit quality indicators as of June 30, 2020:

Investment Value
Performing loans	$16,006,409

Non-performing loans	$3,284,626

Total impaired loans	$3,234,626

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 5: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	June 30, 2020	December 31, 2019
Furniture and equipment	$25,380	$25,380
Less accumulated depreciation	(15,276)	(13,451)

Property and equipment, net	$10,104	$11,929

Depreciation expense for the six months ended June 30, 2020 and the year ended December 31, 2019, was $1,825 and $2,939, respectively.

NOTE 6: ASSET HELD FOR SALE

In January 2019, the Company acquired a 2 acre parcel of commercial property in the Lake Nona area of Orlando, Florida. The Company, through a subsidiary, Legion Ajay, LLC, owns 51% of that property and has it listed for sale.

NOTE 7: INVESTMENTS

During 2019, the Company took ownership of two commercial properties on which it had outstanding business loans receivable. One property is located in Sanford/Lake Mary, Florida and the second property is located in Sandersville, Georgia. These properties are recorded in the consolidated financial statements at $1,412,320 and $137,679 respectively.

NOTE 8: NOTES PAYABLE

As of June 30, 2020, and December 31, 2019, the Company had unsecured Notes payable in the aggregate amount of $2,379,791 and $2,040,591 with interest at 7% to 12%, per annum for a period of 6 and 60 months.

As of June 30, 2020, and December 31, 2019, the Company had secured Notes payable in the aggregate amount of $15,408,010 and $14,615,803, respectively, with interest at 7% to 12%, per annum for a period of 6 and 60 months. These loans were secured by the underlying business loans receivable to the Company in the amount of $19,291,035 for June 30, 2020 and $18,990,272 for December 31, 2019. The outstanding secured notes payable are always 100% collateralized by business loans receivable.

As of June 30, 2020, the Company has loans outstanding beyond the maturity date, net of principal paybacks, in the aggregate amount of $215,000.

In May 2020, the Company received a loan in the amount of $159,200 from the CARES Act Paycheck Protection Program. The loan has a 1% interest rate and a maturity date of May 18, 2022. Later in 2020, the Company expects to file an application requesting forgiveness of the full loan amount.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 8: NOTES PAYABLE (CONTINUED)

The aggregate maturity on the notes payable as of June 30, 2020 are as follows:

June 30, 2021 and prior	$8,609,147
June 30, 2022	4,533,667
June 30, 2023	1,777,184
June 30, 2024 and thereafter	2,867,803
Total notes payable	17,787,801
Less current portion	8,609,147
Notes payable, long-term portion	$9,178,654

For the six months ended June 30, 2020 and June 30, 2019, total interest expense on these notes payable was $672,606 and $592,530, respectively.

NOTE 9: SHAREHOLDERS’ EQUITY

The common stock sold included shares as part of the Company’s Regulation A+ initial public offering of stock. The Company sold 0 shares of no par value common stock during the six months ended June 30, 2020 and year ended December 31, 2019. During the six months ended June 30, 2020, the Company repurchased and retired 18,111 shares of its common stock for $19,310.

During the six months ended June 30, 2020, the Company sold 45 shares of $1,000 par value preferred stock and received $45,000. The preferred stock sold included shares as part of the Company’s Regulation A offering which was qualified on June 11, 2020.

NOTE 10: STOCK OPTIONS

In November 2017, the Company granted 3 million stock options to BGA Holdings, LLC (BGA)(managed by Joseph B. Hilton). 2 million of these options were immediately vested with the remaining 1 million not being vested until and unless a 3 year employment agreement is entered into by Mr. Hilton. The options have a strike price and term as follows:

Option 1: 500,000 at $1.75 per share, not vested, 10 year term

Option 2: 500,000 at $1.25 per share, not vested, 10 year term

Option 3: 2,000,000 at $1.00 per share, fully vested, 10 year term

The weighted-average grant-date fair value of options granted during the year ended December 31, 2017 was $0.94. The options to Mr. Hilton’s company were issued in consideration of cancellation of 2 million shares previously agreed to be issued to Mr. Hilton’s company.

On June 27, 2018, the Company entered into a “Purchase of Stock Options and Lock Up Agreement” with BGA, in which the Company repurchased 496,333 shares of Option #3 above for $100,000. As consideration for the repurchase, a 5-year lock up period was added to the remaining shares of Option #3, and all shares of Options 1 & 2. The lock up period commenced December 27, 2017, and expires December 26, 2022, and BGA may not sell the remaining options or the shares underlying the options earlier than June 30, 2023. However, if certain conditions are not met by the Company, up to 5% of the options held by BGA may be sold in any 12-month period, subsequent to December 27, 2020.

The fair value of the Company’s common stock option grants is estimated using a Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

The following range of assumptions in the Black-Scholes option pricing model was used to determine fair value of the options issued in November of 2017 and on June 27, 2018:

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option’s expected term.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 10: STOCK OPTIONS (CONTINUED)

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s assumptions about the expected term have been based on that of companies that have a similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility is based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history.

Forfeiture Rate—The Company has not experienced significant exercise activity on stock options. The Company determines the expected term of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires.

Each of the inputs discussed above is subjective and generally requires significant management judgment. The Company utilizes the following inputs to calculate its options as of December 31, 2017, and June 27, 2018:

	Grant	Modification
	Date	Date
Volatility:	43%	35%
Expected terms (in years):	10	10
Risk Free Rate:	2.42%	2.83%

A summary of the option activity as of December 31, 2019 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2019	2,503,067	$1.25	8 years
Vested at December 31, 2019	1,503,067	$1.25	8 years
Non-vested at December 31, 2019	1,000,000	$1.25	8 years
Outstanding at June 30, 2020	2,503,067	$1.25	7 years
Non-vested at June 30, 2020	1,000,000	$1.25	7 years
Vested at June 30, 2020	1,503,067	$1.25	7 years

Total stock compensation expense for the six months ended June 30, 2020 and year ended December 31, 2019 was $-0-.

NOTE 11: INCOME TAXES

The Company did not provide any Federal and State income tax for the six months ended June 30, 2020 and year ended December 31, 2019, due to the Company’s net losses.

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject a federal tax rate of 21% and a state tax rate of 5.5%.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 11: INCOME TAXES (CONTINUED)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the six months ended June 30, 2020 and year ended December 31, 2019:

	2020	2019
Federal statutory rate	21.0%	21.0%
State statutory rate	4.3%	4.3%
Valuation allowance	(25.3)%	(25.3)%
Effective tax rate	0.0%	(0.0)%

As of June 30, 2020, and December 31, 2019, the Company had a deferred tax asset in the amount of $2,194,260 and $2,118,025, respectively. The Company had a valuation allowance of $2,194,260 and $2,118,025 as of June 30, 2020 and December 31, 2019, respectively. The valuation allowance increased by $76,235 during the six months ended June 30, 2020 and $144,746 during the year ended December 31, 2019. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

On December 22, 2017, the “Tax Cuts and Jobs Act” (the “Act”) was enacted. Under the provisions of the Act, the U.S. corporate tax rate decreased from 34% to 21% beginning in 2018. Accordingly, we have re-measured our deferred tax assets as of December 31, 2017. However, this re-measurement had no effect on the Company’s income tax expense as the Company provides a 100% valuation allowance on its deferred tax assets.

	June 30, 2020	December 31, 2019
Deferred taxes consist of:

Net Operating Loss Carryforward	$1,938,632	$1,892,085
Allowance for Doubtful Accounts	192,118	192,118
Cash Basis Tax Adjustments	63,510	33,822
Subtotal	2,194,260	2,118,025
Valuation allowance	(2,194,260)	(2,118,025)
Net deferred taxes	$-	$-

The Company’s net operating loss carry forward for income tax purposes as of December 31, 2019, was approximately $7,662,575 and may be offset against future taxable income through 2038. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

Effective January 1, 2007, the Company adopted FASB guidance that addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The FASB also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of June 30, 2020, and December 31, 2019, the Company does not have a liability for unrecognized tax benefits.

NOTE 12: LEASES

The Company leases its office under a month to month lease with a company controlled by the Company CEO, for monthly payments of $6,273 plus parking costs.

In 2018 and 2019, the Company leased commercial property for the Dorman Willis automobile dealership at the rate of $2,500 per month, on a month to month basis. As of December 31, 2019, the Company no longer held any ownership interest in that business.

Rent expense for the above leases was $34,527 and $57,688 for the six months ended June 30, 2020 and June 30, 2019, respectively.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 13: RELATED PARTY TRANSACTIONS

The Company leases its office under a month to month lease with a company controlled by the Company CEO, for monthly payments of $6,273 plus parking costs.

In 2019, Alpine Funding, LLC, a company owned by James Byrd and Shane Hackett, made a $150,000 loan to Legion Capital to participate as a co-lender in one of the Company’s mortgage loans. The loan is for 12 months with interest at 12% per annum and monthly payments of interest only; $100,000 of the $150,000 has been repaid and $50,000 remains outstanding at June 30, 2020. Interest paid during the six months ended June 30, 2020 and June 30, 2019, was $3,000 and $2,585, respectively.

NOTE 14: DISCONTINUED OPERATIONS

Effective as of January 1, 2018, the Company acquired all of the stock of Dorman - Willis Motors, Inc., an automobile dealership. The Company formed Legion Transportation to own these automotive and other transportation assets. No cash was paid for this acquisition, but the dealership was acquired subject to the business loan owed to Legion of $696,768. The purchase price allocation of Dorman-Willis Motors, Inc. of $696,768 consisted of cash of $42,436, accounts receivable of $399,667, inventory of $1,030,683, prepaid expenses of $16,432, fixed assets of $117,345, accounts payable of $97,256 and floorplan notes payable of $812,539.

In July 2019, the Company sold the stock of Dorman-Willis to Legion Anderson Sales & Service (“Lass”) an entity that the Company owned 50% of. As of December 31, 2019, the Company sold its 50% of Lass to the other owner and no longer held any ownership in that business.

NOTE 15: SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through September 11, 2020, the date the financial statements were available to be issued.

Subsequent to June 30, 2020, the Company has loaned the approximate sum of $522,138 in new or increased business loans (net of principal paybacks) and has borrowed approximately $193,366 as new notes payable (net of principal paybacks) to fund said business loans, potential new loans and for working capital. Interest on said notes payable ranges from 6% to 12% per annum.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken in the United States and around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the company. The Company continues to improve its operations and strengthen its financial condition and did not have any coronavirus specific issues during the six month period ended June 30, 2020. If the pandemic continues and conditions worsen, the Company may experience a disruption in operations as well as a decline in revenue activities and the possible impairment of its outstanding loans in the future.

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.2	Bylaws (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion Capital Corporation

Dated: September 15, 2020	By:	/s/ Douglas S. Hackett
Douglas S. Hackett
Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas S. Hackett	Director	September 15, 2020
Douglas S. Hackett

/s/ James Byrd, Jr.	Chairman, CEO, Co-Chief Financial and	September 15, 2020
James Byrd, Jr.	Co-Chief Accounting Officer

/s/ Paul Carrazzone	President, Director and Co-Chief Financial	September 15, 2020
Paul Carrazzone	and Co-Chief Accounting Officer